August 15, 2011

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

American Realty Capital Real Estate Income Fund

Ladies and Gentlemen:

On behalf of the American Realty Capital Real Estate Income Fund, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2.  The American Realty Capital Real Estate Income Fund will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/Thompson Hine LLP

Thompson Hine LLP

JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771